Filed by Excel Maritime Carriers Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Quintana Maritime Limited

Commission File No: 000-51412

On January 29, 2008, Excel Maritime Carriers Ltd. (“Excel”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Quintana Maritime Limited (“Quintana”) and Bird Acquisition Corp. (the “Merger Sub”), a direct wholly-owned subsidiary of Excel. On February 7, 2008, Excel, Quintana and Merger Sub entered into a First Amendment (the “Amendment”) to the Merger Agreement solely for the purpose of reducing the amount of each of Excel’s and Quintana’s letter of credit required by Section 7.18 of the Merger Agreement from $108 million to $93 million. The Merger Agreement and the Amendment were furnished by Excel as exhibits to Reports on Form 6-K on January 31, 2008 and February 11, 2008, respectively, and are incorporated by reference into this filing.

In connection with the Merger, certain shareholders affiliated with Quintana have entered, on January 29, 2008, into voting agreements (the “Voting Agreements”) with Excel, pursuant to which, among other things, such shareholders agreed to vote in favor of the Merger. In addition, Excel received a commitment letter (the “Commitment Letter”), dated as of December 27, 2007 from a syndicate of international banks led by Nordea Bank Finland PLC, London Branch to provide up to $1.4 billion in senior secured financing to Excel. The Voting Agreements and the Commitment Letter were furnished by Excel as exhibits to a Report on Form 6-K on January 31, 2008 and are incorporated by reference into this filing.

ADDITIONAL INFORMATION

This communication is being made in respect of the proposed merger transaction involving Excel and Quintana. In connection with the proposed transaction, Excel will file with the Securities and Exchange Commission a registration statement on Form F-4 containing a proxy statement/prospectus. The proposed merger transaction involving Excel and Quintana will be submitted to Quintana’s shareholders for their consideration. Shareholders are encouraged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. Shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Excel and Quintana without charge, at the Securities and Exchange Commission’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to Excel or to Quintana per the following contact information. To Excel: Investor relations/ Financial Media at Capital Link, Inc., 230 Park Avenue – Suite 1536, New York, NY 10160, USA, Attention: Nicolas Bornozis, (212) 661-7566, or to Quintana: Investor relations/ Financial Media at Capital Link, Inc., 230 Park Avenue – Suite 1536, New York, NY 10160, USA, Attention: Ramnique Grewal (212) 661-7566.

Excel, Quintana and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Excel’s directors and executive officers is available in Excel’s notice of annual meeting and proxy statement for its most recent annual meeting and Excel’s Annual Report on Form 20-F for the year ended December 31, 2006, which were filed with the Securities and Exchange Commission on September 14, 2007 and June 26, 2007, respectively, and information regarding Quintana’s directors and executive officers is available in Quintana’s proxy statement for its most recent annual meeting of shareholders. Other information regarding the participants in the solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the Securities and Exchange Commission when they become available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.